Exhibit 12

AMERICAN TOWER CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table reflects the computation of the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented (in thousands):

						Nine months ended September 30,
	2012	2013	2014	2015	2016	2017
Computation of Earnings:
Income from continuing operations before income taxes and income on equity method investments	$701,294	$541,749	$865,704	$829,962	$1,125,860	$1,114,739
Add:
Interest expense (1)	403,150	459,779	581,716	596,769	718,288	560,381
Operating leases	125,706	148,573	196,491	241,430	295,861	242,759
Amortization of interest capitalized	2,315	2,406	2,547	2,638	2,711	2,042
Earnings as adjusted	1,232,465	1,152,507	1,646,458	1,670,799	2,142,720	1,919,921
Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expense (1)	403,150	459,779	581,716	596,769	718,288	560,381
Interest capitalized	1,926	1,817	2,822	1,831	1,463	214
Operating leases	125,706	148,573	196,491	241,430	295,861	242,759
Fixed charges	530,782	610,169	781,029	840,030	1,015,612	803,354
Dividends on preferred stock	—	—	23,888	90,163	107,125	68,531
Combined fixed charges and preferred stock dividends	530,782	610,169	804,917	930,193	1,122,737	871,885
Excess in earnings required to cover fixed charges	$701,683	$542,338	$865,429	$830,769	$1,127,108	$1,116,567
Ratio of earnings to fixed charges (2)	2.32	1.89	2.11	1.99	2.11	2.39
Excess in earnings required to cover combined fixed charges and preferred stock dividends	$701,683	$542,338	$841,541	$740,606	$1,019,983	$1,048,036
Ratio of earnings to combined fixed charges and preferred stock dividends	2.32	1.89	2.05	1.80	1.91	2.20
_______________

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.

(2)
For the purposes of this calculation, “earnings” consists of income from continuing operations before income taxes and income on equity method investments, as well as fixed charges (excluding interest capitalized and amortization of interest capitalized). “Fixed charges” consists of interest expensed and capitalized, amortization of debt discounts, premiums and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.